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Exhibit (a)(5)(iii)

IN THE CIRCUIT COURT OF THE 13TH JUDICIAL DISTRICT, IN AND FOR HILLSBOROUGH COUNTY, FLORIDA

Balanced Beta Fund, on Behalf of Itself and All
Others Similarly Situated,

                                            Plaintiff,)

                             vs.

Morten Arntzen, Myles R. Itkin, Henry P. Flinter,
Robert E. Johnston, Kathleen C. Haines, James G.
Dolphin, Steven T. Benz, OSG America LLC,
OSG America, L.P. and Overseas Shipholding
Group, Inc.	) ) ) ) ) ) ) ) ) ) ) ) ) )	No. 09-025646 Division: L Jury Trial Demanded
Defendants.

FIRST AMENDED CLASS ACTION COMPLAINT

        Plaintiff, by its attorneys, alleges as and for its first amended class action complaint as follows, upon personal knowledge as to itself and its own acts, and as to all other maters upon information and belief derived from inter alia, a review of documents filed with the Securities and Exchange Commission ("SEC"), press releases issued by the Defendants, and publicly available news sources, such as newspaper articles:

NATURE OF THE ACTION

        1.     This is a unitholder class action (the "Action") on behalf of Plaintiff and the other public unitholders of OSG America, L.P. ("OSG America" or the "Partnership") against OSG America's General Partner, OSG America LLC ("OSG LLC" or the "General Partner") and the members of its board of directors (the "Partnership's Board") as well as OSG America's controlling unitholder, Overseas Shipholding Group, Inc. ("OSG"). The Action challenges Defendants' actions in causing the Partnership to be taken private by OSG pursuant to a tender offer (the "Tender Offer") at an inadequate consideration and following an inadequate process. The Action also challenges defendants' efforts to conceal material information from plaintiff and OSG America's other public unitholders in conjunction with the Tender Offer in the Recommendation Statement the Individual Defendants (as defined below) caused OSG America to file with the SEC and mail to OSG America unitholders on or about November 5, 2009 in connection with recommending that unitholders tender their shares. Plaintiff alleges that in conjunction with the Tender Offer, the General Partner and its directors breached and are continuing to breach their common law and contractual fiduciary duties of care, good faith, loyalty and disclosure. Plaintiff also alleges that OSG has taken steps to coerce OSG America's unitholders to accept their Tender Offer and also has aided and abetted the Individual Defendants' breaches of fiduciary duties.

 JURISDICTION

        2.     This Court has jurisdiction over this action because OSG America is a publicly traded partnership headquartered in this State and because the improper conduct alleged in this Complaint occurred in and/or was directed at Florida. Additionally, the Court has jurisdiction over each of the Defendants because their wrongful conduct challenged in this Complaint was directed at, and intended to have its primary effect in, this State.

        3.     Venue is proper in this Court pursuant to Rules 47.011 and 47.051 of the Florida Civil Practice and Procedure since OSG America's principal place of business is located in this county, and the Defendants' wrongful acts were principally performed in or directed at this county.

        4.     This action challenges the internal affairs or governance of OSG America and hence is not removable to Federal Court under the Class Action Fairness Act of 2005 or the Securities Litigation Uniform Standards Act ("SUSA"), 15 O.K. § 78bb(f).

PARTIES

        5.     Plaintiff Balanced Beta Fund is the owner of OSG America common units and has been the owner of such common units since at least January 2009.

        6.     Defendant OSG America is a publicly traded partnership which maintains its principal executive offices at Two Harbor Place, 302 Knights Run Avenue, Suite 1200, Tampa, FL 33602. OSG America provides United States Flag transportation services for refined petroleum products. OSG America is a publicly traded partnership listed on the New York Stock Exchange under the symbol (SOP).

        7.     Defendant Overseas Shipholding Group, Inc. ("OSG") maintains its principal executive offices at 666 Third Avenue, New York, New York 10017. OSG provides energy transportation services for crude oil, petroleum products and gas in the United States and International Flag markets. OSG and its affiliates hold approximately 77.1% of the outstanding equity of OSG America. OSG is a Dow Jones Transportation Index company and is traded on the NYSE under the symbol "OSG." This Court has jurisdiction over OSG because many of OSG's actions challenged in this Complaint occurred in substantial part, were directed at, and/or intended to have their primary effect in, Florida.

        8.     Defendant OSG LLC, a wholly owned subsidiary of OSG, is the General Partner of OSG America and has a 2% general partner interest in the Partnership. The directors and officers of OSG LLC manage the Partnership's operations and activities. The directors of OSG LLC are chosen and elected by OSG. This Court has jurisdiction over OSG LLC because OSG LLC is headquartered in Florida and many of OSG Lilac's actions challenged in this Complaint occurred in substantial part in, were directed at, and/or intended to have their primary effect in, Florida.

        9.     Defendant Morten Arntzen ("Arntzen") has served as Chairman of the Partnership's Board since its inception in 2007. Arntzen has also served as the President and Chief Executive Officer of OSG since 2004. Arntzen also serves as a member of the Board of Trustees of the Seamen's Church Institute which receives financial support of $50,000.00 or more per year from OSG. This Court has jurisdiction over Arntzen because OSG America and OSG LLC are headquartered in Florida and many of Kärnten's actions challenged in this Complaint occurred in substantial part in, were directed at, and/or intended to have their primary effect in, Florida.

        10.   Defendant Myles R. Itkin ("Itkin") has served as a member of the Partnership's Board since its inception in 2007. Itkin became President and Chief Executive Officer of OSG LLC in January 2009 following the resignation of OSG LLC's then President and CEO. In addition, Itkin has been Chief Financial Officer and Treasurer of OSG since 1995, and an Executive Vice President of OSG since 2006. This Court has jurisdiction over Itkin because OSG America and OSG LLC are headquartered in

Florida and many of Itkin's actions challenged in this Complaint occurred in substantial part in, were directed at, and/or intended to have their primary effect in, Florida.

        11.   Defendant Henry P. Flinter ("Flinter") has served as a member of the Board and as Chief Financial Officer of OSG LLC since January 2009. Flinter joined OSG as Assistant Vice President of Accounting in 2002 and was promoted to Vice President of Accounting in 2005. From November 2005 until January 2009, Flinter served as a Vice President of Corporate Finance of OSG Ship Management, Inc., with oversight of treasury, corporate finance and capital market transactions. This Court has jurisdiction over Flinter because OSG America and OSG LLC are headquartered in Florida and many of Flinter's actions challenged in this Complaint occurred in substantial part in, were directed at, and/or intended to have their primary effect in, Florida.

        12.   Defendant Robert E. Johnston ("Johnston") has served as a member of the Partnership's Board since its inception in May 2007. Johnston joined OSG in 1969 and has held numerous positions within OSG since that time, including serving as Chief Commercial Officer and Vice President of United States Operations. Johnston was promoted to Senior Vice President at OSG in 1998, and was appointed Head of OSG's U.S. Flag Strategic Business Unit in January 2009. This Court has jurisdiction over Johnston because OSG America and OSG LLC are headquartered in Florida and many of Johnston's actions challenged in this Complaint occurred in substantial part in, were directed at, and/or intended to have their primary effect in, Florida.

        13.   Defendant Kathleen C. Haines ("Haines") has served as a member of the Partnership's Board since 2007. Haines was elected to the Partnership's Board by OSG. Haines chairs the audit committee of the Board and serves on its conflicts committee and its corporate governance committees. In connection with the Tender Offer, Haines will be receiving a one-time special payment of $50,000.00 for her service on the Conflicts Committee. This Court has jurisdiction over Haines because OSG America and OSG LLC are headquartered in Florida and many of Haines's actions challenged in this Complaint occurred in substantial part in, were directed at, and/or intended to have their primary effect in, Florida.

        14.   Defendant James G. Dolphin ("Dolphin") has served as a member of the Partnership's Board since 2007. Dolphin was elected to the Partnership's Board by OSG. Dolphin chairs the Partnership's conflicts committee and serves on its corporate governance committee and audit committee. Dolphin also serves as a member of the Board of Trustees of the Seamen's Church Institute which receives financial support of $50,000.00 or more per year from OSG. Dolphin regularly socializes with OSG's CEO Arntzen outside of the Partnership as reflected in the fact that they both serve on the Board of the Seamen's Church Institute. In connection with the Tender Offer, Dolphin will be receiving a one-time special payment of $75,000.00 for his service on the Conflicts Committee. This Court has jurisdiction over Dolphin because OSG America and OSG LLC are headquartered in Florida and many of Dolphin's actions challenged in this Complaint occurred in substantial part in, were directed at, and/or intended to have their primary effect in, Florida.

        15.   Defendant Steven T. Benz ("Benz") has served as a member of the Partnership's Board since 2007. Benz was elected to the Partnership's Board by OSG. Benz chairs the Partnership's corporate governance committee and serves on its conflicts committee and audit committee. In connection with the Tender Offer, Benz will be receiving a one-time special payment of $50,000.00 for his service on the Conflicts Committee. This Court has jurisdiction over Benz because OSG America and OSG LLC are headquartered in Florida and many of Benz's actions challenged in this Complaint occurred in substantial part in, were directed at, and/or intended to have their primary effect in, Florida.

        16.   The Defendants identified in paragraphs 9 through 15 collectively constitute the entirety of the Partnership's Board. These seven individuals are hereinafter sometimes referred to collectively as the "Individual Defendants."

        17.   Each defendant herein is sued individually. The Individual Defendants are also sued in their capacity as directors of OSG LLC. The liability of each defendant arises from the fact that they have engaged in, or aided and abetted, all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

THE INDIVIDUAL DEFENDANTS' FIDUCIARY DUTIES

        18.   Under applicable Delaware and Florida statutory and common law, the general partner and the directors of a general partner of a publicly held partnership such as OSG America have fiduciary duties of care, good faith and loyalty, and are liable to unitholders of the publicly traded partnership for breaches thereof. Thus, OSG LLC and each Individual Defendant owed and owes OSG America and its unitholders fiduciary obligations and were and are required to: (a) act in the best interests of OSG America, its unitholders and other constituencies, instead of in their own personal best interests; (b) use their ability to control and manage OSG America in a fair, just and equitable manner; (c) refrain from abusing their positions of control; and (d) not favor their own interests at the expense of OSG America and its public unitholders.

        19.   As alleged in detail below, the Defendants are breaching their fiduciary duties to OSG America's public unitholders by acting to cause or facilitate the acquisition of OSG America by OSG. The sale of OSG America to OSG pursuant to the process used and at the current price is not in the best interests of Plaintiff and OSG America's other unitholders.

        20.   Because the Defendants have knowingly or recklessly breached their fiduciary duties in connection with the Tender Offer, the burden of proving the inherent or entire fairness of the Tender Offer, including the process by which it was reached and the fairness of each of its terms is borne by them as a mater of law.

        21.   Further, as alleged in detail infra, the Individual Defendants have breached their fiduciary duty of disclosure in that on or about November 5, 2009, the Individual Defendants caused OSG America to file a Solicitation/Recommendation Statement Under Section 14(d)(9) of the Securities Exchange Act of 1934 (the "Recommendation Statement") with the SEC and mail the same to Plaintiff and OSG America's other public unitholders, but concealed therein certain material information which a reasonable shareholder would find material in determining whether to tender their shares pursuant to the Tender Offer (as defined below). Among other things, the Defendants have failed to disclose material information regarding the self interests of the members of the Conflicts Committee which recommended that unitholders tender their shares pursuant to the Tender Offer, the self interests of the financial advisor, Lazard Frères & Co. LLC ("Lazard") which rendered a fairness opinion that the price to be paid pursuant to the Tender Offer is fair (the "Fairness Opinion"), and the financial basis for Lazard's Fairness Opinion,—all information which courts have repeatedly held ought to be disclosed to unitholders.

CLASS REPRESENTATION ALLEGATIONS

        22.   Plaintiff brings this action as a class action pursuant to Rule 1.220 (b) (1), (2) and (3) of the Florida Rules of Civil Procedure on behalf of all public holders of OSG America common Partnership units as of July 29, 2009 and their successors in interest (the "Class"). Excluded from the Class are Defendants, OSG America's and OSG's directors and executive officers, members of the immediate families of the Defendants, and the heirs and assigns of the above.

        23.   Plaintiff's claims raise questions of law or fact common to the questions of law or fact raised by the claim of each member of the Class. The predominant questions of law and fact include, among others, whether:

            (i)  the Individual Defendants, as officers and/or directors of the Partnership, are violating their fiduciary duties to plaintiff and the other members of the Class, and

           (ii)  Plaintiff and the other members of the Class are entitled to damages, and if so, the measure of those damages.

        24.   The questions of law or fact common to the members of the class predominate over any questions affecting only individual members, and a class action is superior to other available methods for the fair and efficient adjudication of the controversy. Plaintiff anticipates that there will be no difficulty in the management of this litigation as a class action.

        25.   The claims of Plaintiff are typical of the claims of the other members of the Class in that it and all members of the Class will suffer the same damage from Defendants' actions.

        26.   The Class is so numerous that joinder of all members is impracticable. Members of the Class are scattered throughout the United States and thus it would be impracticable to bring them all before this Court. As of August 6, 2009, OSG America had approximately 15 million common units outstanding.

        27.   Plaintiff will fairly and adequately protect the interests of each member of the Class. Plaintiff is a public holder of OSG America's units who is committed to the vigorous prosecution of this action and has retained counsel competent and experienced in this type of litigation.

        28.   A class action is an appropriate method for the fair and efficient adjudication of this controversy, since joinder of all members is impracticable. Further, as individual damages may be relatively small for most members of the Class, the burden and expense of prosecuting litigation of this nature makes it unlikely that members of the Class would prosecute individual actions. Further, the prosecution of separate claims or defenses by individual members of the Class would create the risk of inconsistent or varying adjudications concerning individual members of the class which would establish incompatible standards of conduct for the party opposing the class, or adjudications concerning individual members of the Class which would, as a practical mater, be dispositive of the interests of the other members of the Class who are not parties to the adjudications, or substantially impair or impede the ability of other members of the Class who are not parties to the adjudications to protect their interests. Plaintiff anticipates no difficulty in the management of this action as a class action.

        29.   The parties opposing the class have acted or refused to act on grounds generally applicable to the class, thereby making appropriate final injunctive relief or corresponding declaratory relief with respect to the class as a whole.

SUBSTANTIVE ALLEGATIONS

A.    OSG Controls OSG America And Its Directors

        30.   OSG America is a Delaware Limited Partnership formed on May 14, 2007 by OSG to acquire from OSG a fleet of 18 vessels and to accept the assignment from OSG of bareboat charter-in agreements for six product carriers being constructed by Aker Philadelphia Shipyard, Inc. OSG America's sole general partner is OSG LLC (the "General Partner"), a wholly owned subsidiary of OSG, which along with its affiliates holds approximately 77.1% of the outstanding equity of OSG America.

        31.   OSG America is managed and operated by OSG LLC and its directors and officers, who as alleged in greater detail below are not elected by the Partnership's unitholders. Rather, the members of board of directors of OSG LLC (the "Partnership's Board") are simply chosen by OSG. Further, because OSG America is a limited partnership, the listing standards of the New York Stock Exchange do not require that the Partnership's general partner have a majority of independent directors or a nominating/corporate governance or compensation committee. Indeed, because OSG LLC's directors are chosen by OSG, OSG LLC has no independent directors.

        32.   OSG exercises significant control over OSG America and its business. In this regard, the Partnership's annual report on Form 10-K, dated March 12, 2008 (the "2008 10K") states as follow with regard to the voting rights of the Partnership's unitholders:

    Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors ...

    Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management's decisions regarding our business. Unitholders did not elect our general partner or its board of directors and will have no right to elect our general partner or its board of directors on an annual or any other continuing basis. The board of directors of our general partner, including the independent directors, is chosen by OSG. Furthermore, if unitholders are dissatisfied with the performance of our general partner, their ability to remove our general partner is limited.

        33.   In addition the Partnership agreement governing the relationship between OSG America and OSG further enhances the control that OSG has over OSG America by providing, inter alia, for the following:

    •
    The control of the Partnership's general partner may be transferred to a third party without unitholders' consent.

    •
    The Partnership may issue additional equity securities without unitholders' approval, which would dilute their ownership interests.

    •
    That OSG may sell units in the public or private markets, which may have adverse effects on the price of the Partnership's common units.

    •
    That the Partnership's general partner has a limited cal right that may require the Partnership's unitholders to sell their common units at an undesirable time or price and is not required to obtain a fairness opinion in connection with the exercise of its cal l right if at any time the Partnership's general partner and its affiliates own more than 80% of the Partnership's common units.

B.    OSG America Has No Independent Directors

        34.   OSG America has no independent directors. As alleged supra, the Partnership's Board, including the members of the so-called independent conflicts committee (the "Conflicts Committee"), which is a standing committee of the Partnership's Board consisting of defendants Dolphin (Chairman), Benz and Haines and formed to review maters that may involve conflicts of interest between the General Partner and the Partnership, were all appointed to OSG LLC's Board by OSG. Further, as an August 28, 2006 article in The New Yorker noted "[since] directors have generally been appointed by the [insiders] and have spent a good deal of time working with [them]; they're hardly likely to drive a hard bargain." The article further noted as follows:

    Also, executives, before [taking a Partnership private] use accounting gimmicks to make their Partnership's performance look worse than it really is. In a study of more than sixty companies that went private, Sharon Katz, of the Harvard Business School, found that, in the two years preceding a management buyout, companies recorded lower than expected accounts receivable, which drove profits down. Similarly, a study by two accounting professors found that executives pursuing M.B.O.s tended to accelerate the recognition of expenses and delay the recognition of revenue, making their companies look less profitable than they were. Management buyouts have a reputation for dramatically improving companies' performance. But these studies suggest that part of the reason is that executives were making them look bad while they were public.

        35.   Further, exemplifying OSG's control over the Board, OSG contributes financial support of $50,000.00 or more per year to the Seamen's Church Institute, where defendants Dolphin and Arntzen both serve as trustees.

C.    Prior To the Recent "Great Recession" The Partnership's Stock Price Regularly Traded At Prices In the Double Digits

        36.   OSG America completed its initial public offering on November 15, 2007 at a price of $19.00 per unit. As demonstrated in the graph below, which sets forth the trading price of OSG America's units following its IPO, the Partnership's units regularly traded in the double digit range, and until October 2008 traded above the price offered pursuant to the Tender Offer. However, the economic turmoil facing the world's economy caused the Partnership's unit price to plummet to trading at less than $3.00 per share in the fourth quarter of 2008. While trading prices for the units have improved significantly since early 2008, they are still down from the IPO price, and specifically were down (1) 64% as of October 23, 2008, the date on which OSG first indicated to the Conflicts Committee that it was contemplating a tender offer for the units, (2) 73% as of December 23, 2008, the date on which OSG first indicated a potential price to a representative of the Conflicts Committee, and (3) 63% as of July 29, 2009, the date OSG publicly announced its intention to pursue the Offer.

D.    Recognizing The Low Trading Price Of OSG America's Units, OSG Determined To Take OSG America Private "On-The-Cheap"

        37.   Recognizing the low price at which OSG America's units were being traded, OSG determined to pursue an acquisition of the approximately 23% of OSG America that it did not already own "on-the-cheap." In this regard, in late 2008 OSG advised defendant Dolphin, as Chairman of the Conflicts Committee, of OSG's preliminary interest in acquiring the units of the Partnership it did not already own via a tender offer. However, no substantive discussions between OSG, the General Partner and the Conflicts Committee regarding a potential transaction took place until June 2009, when OSG expressed an interest in acquiring the Partnership at a price of $8.00 per share (the "Proposal").

        38.   To coerce the Conflicts Committee into favoring a sale of the remaining units of the Partnership not held by OSG, in July 2009, while the Conflicts Committee deliberated upon OSG's Proposal, OSG (whose executives also serve as executives of OSG LLC) indicated that it was considering reducing or eliminating distribution of the Partnership's available cash (after deducting estimated maintenance capital expenditures and reserves), which distribution the Partnership had generally made on a quarterly basis since the inception of the Partnership, the next time the mater was reviewed by the Partnership's Board.(1) Further, the failure to make distribution of the Partnership's available cash preserves cash to the benefit of OSG and to the detriment of unitholders.

(1)
Since its inception, OSG America had regularly paid out available cash to unitholders on a quarterly basis.

        39.   On July 29, 2009, OSG publicly announced that it intended to initiate a tender offer for all of the outstanding common units of OSG America that it did not already own for $8.00 per unit in cash. In order to further coerce OSG America's unitholders to acquiesce to its plan to take the Partnership private "on-the-cheap," OSG's President and CEO, defendant Arntzen, announced on August 5, 2009 that he would recommend suspension of full quarterly distribution of the Partnership's available cash to unitholders the next time that the Partnership reviewed the mater of distribution. Given that a majority of OSG LLC's Board is comprised of individuals who are executives of OSG, such a recommendation was certain to be approved by OSG LLC's Board. Thus, although the Partnership's prospects improved following the settlement of a lawsuit with American Shipping Company ASA (AMSC) that OSG announced on August 31, 2009, there was not a correlative increase in the trading price of the Partnership's units, which continued to trade in the $8.00 range.

        40.   Having used a "stick" against the Conflicts Committee and OSG America's unitholders, coercing them with the threat of suspending OSG America's traditional distribution of cash to unitholders, on September 24, 2009, OSG used a "carrot" and announced that it had increased the price per unit that it would offer to pay for all of the outstanding publicly held common units of OSG America to $10.25 per unit in cash. However, the $10.25 per share price offered a significant discount to the $19.00 per unit price of the Partnership's IPO. Indeed, the $10.25 per share price was significantly below the Comparable Transactions Analysis and Net Asset Value Analysis prepared by the Conflicts Committee's financial advisor, Lazard, which implied equity value per unit of $16.92-$17.51 and $12.55-$16.88 respectively.

        41.   Having dangled a "carrot," OSG returned to using a "stick." Thus on October 29, 2009, mere days before commencing the Tender Offer, OSG caused the Partnership to announce that the Board, in a four-to-three vote with the three members of the Conflicts Committee voting against, had approved the suspension of the third quarter cash distribution to unitholders.

        42.   Thereafter, on November 5, 2009, OSG announced that it had commenced, through its wholly owned subsidiary OSG Bulk Ships, Inc., a tender offer for all of the outstanding publicly-held common units of OSG America that OSG and its subsidiaries do not currently own at $10.25 per unit in cash (the "Tender Offer"), representing a total cash consideration of approximately $72 million exclusive of fees and expenses. The offer and withdrawal rights are scheduled to expire at 11:59 p.m., New York City time, on December 4, 2009, unless the deadline is extended. The Tender Offer is conditioned upon, among other things, more than 4,003,166 common units being tendered such that OSG would thereupon own at least 80% of the outstanding common units of OSG America. Following the completion of the Tender Offer, OSG expects to acquire any remaining units not tendered through the exercise of the repurchase right contained in OSG America's Partnership agreement. Following consummation of the Tender Offer, the Partnership will cease to exist as a publicly traded Partnership.

E.    OSG Attempts To Hide Its Coercion Of OSG America's Unitholders To Accept The Tender Offer By Delegating The Negotiations Of The Tender Offer To The Conflicts Committee But Imbued It With No Negotiating Power And Thus Controlled Its Actions

        43.   In an attempt to hide its coercion of OSG America's unitholders to accept the Tender Offer, in June 2009, OSG LLC "confirmed" the Conflicts Committee's authority to consider and evaluate OSG's proposal to acquire the Partnership's outstanding units that it did not already own.

        44.   However, the actions of the Conflicts Committee were coerced by OSG. Specifically, each member of the Conflicts Committee was appointed to OSG LLC's Board by OSG and served at OSG's pleasure. Further, OSG LLC's Board, which is comprised of a majority of directors who are senior executives at OSG, retained the right to, and did in fact, ratify the Conflicts Committee's retention of its legal advisor, Jones Day, and its financial advisor Lazard. Moreover, OSG repeatedly asserted during negotiations that its intent to take the Partnership private was not dependent upon a recommendation by the Conflicts Committee and that in fact it was prepared to launch a tender offer for the outstanding units of the Partnership that it does not already owned even without the approval of the Conflicts Committee. These assertions effectively diminished any ability that the Conflicts Committee had to influence the negotiations.

        45.   OSG's control of the Conflicts Committee and the negotiations leading to the Conflicts Committee's recommendation that unitholders tender their units pursuant to the Tender Offer is further reflected in the fact that OSG denied authority to the Conflicts Committee to solicit alternative proposals and declined to allow it to implement measures, such as the adoption of a so-called poison pill, that could block OSG from acquiring additional units.

        46.   As alleged above, OSG further coerced the Conflicts Committee to consent to its proposal to take the Partnership private by threatening to reduce or eliminate Partnership distributions to unitholders in mid-July 2009, which the Conflicts Committee acknowledged would have a negative impact on the Partnership's trading price. In fact, as alleged above, OSG made good on its coercive threat by thereafter publicly announcing its intent on August 5, 2009 to suspend full distribution on the Partnership's units, then using its control of the OSG LLC's board to cause it to approve such a suspension on or about October 29, 2009.

        47.   Further demonstrating that the Conflicts Committee was coerced by OSG into agreeing to recommend that shareholders tender their shares pursuant to the Tender Offer at an inadequate consideration, the Conflicts Committee has stated that one of the reasons for its recommendation is that it is highly unlikely that OSG would be wiling to pay a higher price than $10.25 per unit, at least in the next several months.

        48.   Further, in connection with OSG's proposal to acquire the Partnership, OSG LLC's Board (which is comprised of a majority of directors who are executives at OSG) approved payments of $50,000 to defendants Benz and Haines, and $75,000 to defendant Dolphin, for their services on the Conflicts Committee in an attempt to influence them. In context, the fee payable to defendants Benz and Haines are just $5,050 less than the $55,040 compensation that they received for serving on OSG LLC's Board for the entire year 2008 and, in the case of defendant Dolphin, more than the compensation he received from OSG LLC to serve on its board for the entire year 2008.

F.     OSG Influenced The Conflicts Committee To Retain As Its Financial Advisor, Lazard, Which Has Been Criticized By The Financial Media For Issuing "Rubber Stamp" Fairness Opinions

        49.   As earlier noted, OSG LLC's board (comprised of a majority of OSG executives) retained the right to ratify the Conflicts Committee's legal and financial advisor. They used that authority to coerce the Conflicts Committee to select a financial advisor, Lazard, that has been publicly criticized by the financial media for issuing "rubber stamp" fairness opinions.

        50.   Indeed, in a March 25, 2008 article entitled "Bear Bid Was 'Fair' at $2 and $10," The Wall Street Journal took Lazard to task for issuing such a "rubber stamp" fairness opinion reporting as follows:

    On March 16, the Wall Street merger experts at Lazard Ltd. gave Bear Stearns Cos. directors a written assurance that $2 a share was a fair price for the company, which was then teetering on the brink of bankruptcy.

    Eight days later, Monday, the same bankers at Lazard told the same Bear Stearns board that $10 a share—five times as much—also was fair. Both bids came from J.P. Morgan Chase & Co. with backing from the Federal Reserve.

    Critics of such "fairness opinion" letters, commonly used to justify prices for acquisitions of public companies, jumped on the first Lazard letter as evidence that such opinions give shareholders little protection against low-ball bids.

* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

    Israel Shaked, a finance professor at the Boston University School of Management, says he believes "the opinion and process in general are nothing more than a rubber stamp on the transaction."

* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

    There is no regulatory requirement that directors who oversee the sales of public companies get a "fairness opinion," takeover experts say. But the practice became commonplace after a Delaware court, which is influential because so many companies are based in that state, ruled in 1985 that Trans Union Corp. directors should have done more homework on valuation before approving that company's sale.

* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

    Even some Wall Street takeover practitioners sometimes portray fairness opinions as a cookie-cuter proposition. Marc Wolinsky, a partner at Wachtel Lipton Rosen & Katz, which advised J.P. Morgan on the Bear deal, last year jokingly compared them with the Peanuts comic strip. It's "Lucy sitting in the box," he said, "Fairness Opinions: 5 cents."

G.    The Individual Defendants Have Failed To Disclose Material Information In The Recommendation Statement They Have Mailed To Unitholders Recommending That Unitholders Tender Their Shares Pursuant To The Tender Offer

        51.   The Individual Defendants are also breaching their fiduciary duties of full disclosure to Plaintiff and OSG America's other public unitholders in connection with the Tender Offer. In this regard, on or about November 5, 2009, the Individual Defendants filed the Recommendation Statement with the SEC and mailed the same to Plaintiff and OSG America's other public unitholders in connection with recommending that unitholders tender their shares pursuant to the Tender Offer. However, the Recommendation Statement is deficient in that it misrepresents and/or omits, inter alia, material information as set forth below:

  1.
  According to the Recommendation Statement, at a meeting of the Conflicts Committee on September 10, 2009, representatives of Lazard reviewed the forecast which OSG had furnished Lazard reflecting improvements in the Partnership's prospects as a result of a settlement with AMSC and APSI that OSG announced on August 31, 2009. The representatives of Lazard also explained the differences between the updated forecast and prior internal forecasts management had reviewed with Lazard, as well as the model which Lazard had prepared at the direction of the Conflicts Committee in March 2009 (the "Lazard Forecast"). Also according to the Recommendation Statement, the Lazard Forecast reflected a more optimistic view of spot rates in the Jones Act market in 2010 and 2011 than that which OSG management had communicated to Lazard and was reflected in management's internal forecasts. The Recommendation Statement is deficient because it fails to disclose (a) the Lazard Forecast and (b) the differences between the updated forecasts and the Lazard Forecast.

  Information regarding how the Partnership's Board complied with its fiduciary duties is relevant to unitholders in determining whether to tender their shares pursuant to the Tender Offer. This information is also significant because the Lazard Forecast offered a "more optimistic view" of the Partnership's prospects than reflected in management's earlier forecast.

  2.
  According to the Recommendation Statement, at a meeting of the Conflicts Committee on October 16, 2009, the Conflicts Committee discussed an analysis by OSG's financial advisor which contained certain assumptions that were different from assumptions used by the Conflicts Committee in its analysis on September 23-24, 2009 when the Conflicts Committee received Lazard's Fairness Opinion. Specifically, the analysis by OSG's financial advisor contained an assumption that the two new-build ATBs to be started at Bender, completed at alternative shipyards and purchased from OSG, and two shuttle tankers to be purchased from AMSC would be financed half by debt carrying an interest rate of LIBOR plus 70 basis points, compared to the Conflicts Committee's assumption that the rate would be LIBOR plus 350 basis points, and half by units sold at $10.25 per unit, compared to the Conflicts Committee's assumption of unit sales at $8.00 per unit. According to the Recommendation Statement, the Conflicts Committee concluded that its prior assumptions were more realistic than the assumptions OSG prepared and provided to OSG's financial advisors. The Recommendation Statement is deficient because it fails to disclose what the results of Lazard's Discounted Distributions Analysis would be if these assumptions were used.

    Information relied upon by the Partnership's financial advisors in creating their fairness opinion, particularly where a banker's endorsement of the fairness of a transaction is touted to shareholders, is relevant and must be disclosed. Further, once Defendants traveled down the road of partial disclosure, they had and have an obligation to provide the stockholders with accurate, full, and fair information. In addition, this information is even more material given that Lazard has been criticized by the financial media for issuing "rubber stamp" fairness opinions.

  3.
  According to the Recommendation Statement, as part of Lazard's Discounted Distributions Analysis, Lazard calculated a terminal value based on the assumption that distributions would continue in perpetuity at the projected 2018 level (without additional growth) and used equity discount rates ranging from 12.0% to 16.0%. In determining the equity discount rates, Lazard considered the cost of equity for other master limited partnerships engaged in shipping-related activities. The Recommendation Statement is deficient because it fails to disclose (a) how Lazard arrived at 0% as the appropriate terminal growth rate, (b) which master limited partnerships were used to determine the equity discount rates and (c) how were these comparables used to calculate the appropriate equity discount rates for the Partnership.

  Information relied upon by the Partnership's financial advisors in creating their fairness opinion, particularly where a banker's endorsement of the fairness of a transaction is touted to shareholders, is relevant and must be disclosed. Further, once Defendants traveled down the road of partial disclosure, they had and have an obligation to provide the stockholders with accurate, full, and fair information. In addition, this information is even more material given that Lazard has been criticized by the financial media for issuing "rubber stamp" fairness opinions.

  4.
  For Lazard's Comparable Companies Analysis, the Recommendation Statement is deficient because it fails to disclose (a) the multiples of EBITDA, EBITDAR, and distributable cash flow that Lazard considered, (b) information regarding whether Lazard considered forward multiples, and if no, the rationale for not doing so, (c) whether Lazard considered other multiples including revenue, book value earnings, and EBIT, and if no, the rationale for not doing so, (d) the financial data and multiples Lazard used to reach its conclusions, (e) why the range of distributable cash yields (11.0% to 15.o%) is different from the range of equity discount rates used in the discounted distributions analysis (12.0% to 16.0%), (f) the criteria used to select the companies used for this analysis, and (g) the multiples Lazard considered with respect to these companies.

    Information relied upon by the Partnership's financial advisors in creating their fairness opinion, particularly where a banker's endorsement of the fairness of a transaction is touted to shareholders, is relevant and must be disclosed. Further, once Defendants traveled down the road of partial disclosure, they had and have an obligation to provide the stockholders with accurate, full, and fair information. In addition, this information is even more material given that Lazard has been criticized by the financial media for issuing "rubber stamp" fairness opinions.

  5.
  For Lazard's Comparable Companies Analysis, the Recommendation Statement is deficient because it fails to disclose (a) the qualitative judgments Lazard made in this analysis, (b) how sensitive were the results of this analysis to changes in the qualitative judgments, (c) how the representative range of value percentages (27 to 50%) for the subordinated units and general partner interest were calculated and (d) the rationale for selecting such a broad representative range.

  Information relied upon by the Partnership's financial advisors in creating their fairness opinion, particularly where a banker's endorsement of the fairness of a transaction is touted to shareholders, is relevant and must be disclosed. Further, once Defendants traveled down the road of partial disclosure, they had and have an obligation to provide the stockholders with accurate, full, and fair information. In addition, this information is even more material given that Lazard has been criticized by the financial media for issuing "rubber stamp" fairness opinions.

  6.
  For Lazard's Comparable Transactions Analysis, the Recommendation Statement is deficient because it fails to disclose (a) how Lazard determined the appropriate date range for selecting the comparable transactions, (b) the value of each of the transactions reviewed for this analysis, (c) Lazard's rationale for not consider other transaction multiples such as revenue, EBIT, EBITDA and book value, (d) the qualitative judgments Lazard made in this analysis, and (e) how sensitive were the results of this analysis to changes in the qualitative judgments.

  Information relied upon by the Partnership's financial advisors in creating their fairness opinion, particularly where a banker's endorsement of the fairness of a transaction is touted to shareholders, is relevant and must be disclosed. Further, once Defendants traveled down the road of partial disclosure, they had and have an obligation to provide the stockholders with accurate, full, and fair information. In addition, this information is even more material given that Lazard has been criticized by the financial media for issuing "rubber stamp" fairness opinions.

  7.
  For Lazard's Net Asset Value Analysis, the Recommendation Statement is deficient because it fails to disclose (a) the methodology used to determine the 15% to 25% discount rates used for this analysis, (b) the qualitative judgments Lazard made in this analysis, and (c) how sensitive were the results of this analysis to changes in the qualitative judgments.

  Information relied upon by the Partnership's financial advisors in creating their fairness opinion, particularly where a banker's endorsement of the fairness of a transaction is touted to shareholders, is relevant and must be disclosed. Further, once Defendants traveled down the road of partial disclosure, they had and have an obligation to provide the stockholders with accurate, full, and fair information. In addition, this information is even more material given that Lazard has been criticized by the financial media for issuing "rubber stamp" fairness opinions.

  8.
  According to the Recommendation Statement, in the ordinary course of their respective businesses, Lazard and LFCM Holdings LLC (an entity indirectly owned in large part by managing directors of Lazard) and their respective affiliates may actively trade securities of the Partnership and/or the securities of OSG for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. The Recommendation Statement is deficient because it fails to disclose the value of the investments and/or positions of Lazard and/or its affiliates in the Partnership and OSG and any of their respective affiliates.

    Information with regard to any conflict of interest that Lazard had is material to the public unitholders of OSG America in determining how much weight to place on Lazard's fairness opinion and must therefore be disclosed. Specifically, the greater Lazard's interests in OSG, the less reliable its opinion would be. For example, if Lazard held tens of millions in OSG's investments its opinion would be less reliable than if it held thousands. This information is also particularly material here given that the Partnership's Board, which ratified Lazard's selection as the Conflicts Committee's financial advisor, is controlled by OSG's employees.

  9.
  According to the Recommendation Statement, in connection with OSG's proposal to acquire the units, the Partnership's Board approved the payment of a one-time non-refundable additional fee to the non-employee directors consisting of $50,000 for each of Mr. Benz and Ms. Haines and $75,000 for Mr. Dolphin, as Chairman of the Conflicts Committee. The Recommendation Statement is deficient because it fails to disclose when in the process these payments were approved.

  The conflicts of interest of the members of the Conflicts Committee are material and must be disclosed. Specifically, this is because shareholders are being asked to rely on the Conflicts Committee's recommendation in deciding whether to tender their shares pursuant to the Tender Offer, and the conflicts of interest of those members would affect the weight to be given to their recommendation.

  10.
  The Recommendation Statement is deficient because it fails to disclose whether any other companies had expressed an interest in acquiring OSG America LLC since its IPO and the result of such proposal or indication of interest.

        Information regarding how the board complied with its fiduciary duties is relevant to shareholders in determining whether to tender their shares pursuant to the Tender Offer.

COUNT I

CLAIM FOR BREACH OF FIDUCIARY DUTIES INCLUDING GOOD FAITH, LOYALTY, FAIR DEALING, AND DUE CARE

(Against All Defendants Except OSG)

        52.   Plaintiff repeats and realigns all previous allegations as if set forth in full herein.

        53.   Defendants have violated the fiduciary duties they owe to the unitholders of OSG America by coercing the Conflicts Committee into recommending, and by recommending, the sale of OSG America to OSG. This is not surprising since, as alleged above, there are no independent members of OSG LLC's Board. Indeed, four of the seven board members are executives of OSG. Further, the remaining three members were selected by OSG to become members of OSG LLC's Board and have further conflicting ties to OSG, and were coerced by OSG, as alleged above.

        54.   The consideration of $10.25 per unit to be paid to Class members is unfair and inadequate consideration because, among other things: (a) the intrinsic value of the Partnership's stock is materially in excess of the $10.25 per unit that OSG is paying pursuant to the Tender Offer, giving due consideration to the Partnership's prospects for growth and profitability in light of its business, earnings power, present and future; and (b) the $10.25 per share price is not the result of arm's length negotiations but was fixed arbitrarily by OSG to obtain the Partnership's assets and businesses at the lowest possible price. In fact, the $10.25 per share price is a significant discount to the $19.00 per unit price of the Partnership's IPO. Further, the $10.25 per share price is significantly below the $16.92-$17.51 equity value per unit implied by Lazard's Comparable Transactions Analysis and the $12.55-$16.88 equity value per unit implied by Lazard's Net Asset Value Analysis which, according to Lazard, is a commonly used valuation parameter for valuing shipping companies.

        55.   By reason of the foregoing, plaintiff and each member of the Class are suffering irreparable injury, including injury for which there is no adequate remedy at law.

COUNT II

CLAIM FOR BREACH OF FIDUCIARY DUTY OF DISCLOSURE

(Against The Individual Defendants)

        56.   Plaintiff repeats and realleges all previous allegations as if set forth in full herein.

        57.   Under applicable law, the Individual Defendants have a fiduciary obligation to disclose all material facts in the Recommendation Statement in order that OSG America's unitholders may make an informed decision as to whether to tender their shares pursuant to the Tender Offer. As alleged in detail above, Individual Defendants have breached their fiduciary duty by making materially inadequate disclosures and material omissions in the Recommendation Statement.

        58.   By reason of the foregoing, plaintiff and each member of the Class are suffering irreparable injury, including injury for which there is no adequate remedy at law.

COUNT III

CLAIM FOR COERCION AND AIDING AND ABETTING BREACHES OF
FIDUCIARY DUTIES INCLUDING GOOD FAITH, LOYALTY,
FAIR DEALING, AND DUE CARE

(Against Overseas Shipholding Group, Inc.)

        59.   Plaintiff repeats all previous allegations as if set forth in full herein.

        60.   As alleged above, the Tender Offer is an attempt by OSG to aggrandize itself at the expense of the Partnership's public shareholders. The Tender Offer will, for inadequate consideration, deny plaintiff and the other members of the Class the opportunity to share proportionately in the future success of the Partnership and its valuable assets, while permitting OSG to benefit wrongfully from the transaction.

        61.   As alleged above, to ensure that they would succeed in acquiring the Partnership "on-the-cheap," OSG coerced plaintiff and the other public unitholders of OSG America by publicly indicating in August 2009 that they would recommend suspension of the full distribution on units the next time the mater was reviewed by the Partnership's Board, which proposal the Partnership's Board (a majority of which is comprised of OSG employees) approved on October 29, 2009.

        62.   Further, OSG has publicly acknowledged in its offer to purchase that the OSG America's units have declined substantially in value since the Partnership's IPO. However, there is potential for the units to realize substantial gain in the future and the price offered pursuant to the Tender Offer does not fully ascribe value to these improvements. OSG further acknowledges that the Tender Offer Price does not include a premium for the control of the Partnership.

        63.   OSG owns a majority of OSG America's units and has complete control of the Board of Directors of OSG LLC. Under the circumstances, none of the directors can be expected to protect the public unitholders of OSG America in a transaction which benefits OSG at the expense of the public unitholders of OSG America. Indeed, as demonstrated above, OSG used this control to coerce the Conflicts Committee to recommend that shareholders tender their shares pursuant to the Tender Offer.

        64.   Because of OSG's controlling ownership of OSG America's outstanding units and its control over OSG America and the directors and management of OSG LLC, no third party, as a practical mater, can attempt any competing bid for OSG America as the success of any such bid would require the consent and cooperation of OSG. In fact, OSG has publicly asserted that it viewed its ownership interest in the Partnership as a long-term strategic holding for OSG that OSG would not consider selling.

        65.   By reason of the foregoing, plaintiff and each member of the Class are suffering irreparable injury, including injury for which there is no adequate remedy at law.

        WHEREFORE, plaintiff demands judgment as follows:

        a.     declaring that this action is properly maintainable as a class action, and that plaintiff is a proper class representative;

        b.     declaring that Defendants have breached their contractual and/or fiduciary duties to plaintiff and the Class and/or aided and abetted such breaches;

        c.     awarding Plaintiff and the Class compensatory and/or rescissory damages, as well as pre and post-trial interest, as allowed by law;

        d.     awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys' and experts' fees and other costs; and

        e.     granting such other and further relief as the Court may deem just and proper.

Dated: November 9, 2009	VIANALE & VIANALE, LLP
	By:	/s/ JULIE PRAG VIANALE
Julie Prag Vianale (Fla. Bar No. 184977)
Email: jvianale@vianalelaw.com
Kenneth Vianale (Fla. Bar No. 169668)
Email: kvianale@vianalelaw.com
2499 Glades Road, Suite 112
Boca Raton, Florida 33431
Telephone: (561)392-4750
Facsimile: (561) 392-4775
Counsel for Plaintiff
THE BRUALDI LAW FIRM, P.C. 29 Broadway, 24th Floor New York, NY 10006 Of Counse

 CERTIFICATE OF SERVICE

        I hereby certify that on November 9, 2009, I electronically filed the foregoing with the Clerk of the Court by using the ECF system. Pursuant to the applicable Rules of Court, I will hereafter file a follow-up paper copy with the Clerk of Court. I further certify that I caused the foregoing document to be mailed by first-class mail, and sent via electronic mail, to the following parties:

Carl Richard Nelson FOWLER WHITE BOGGS BANKER P.A. P.O. Box 1438 Tampa, Florida 33601-1438 Tel: (813) 228-7411 Fax: (813) 229-8313 cnelson@fowlerwhite.com	Paul C. Gluckow SIMPSON THACHER & BARTLETT LLP 425 Lexington Avenue New York, NY 10017 Tel: (212) 425-2000 Fax: (212) 455-2502 pgluckow@stblaw.com

Attorneys for Morten Arntzen, Henry P. Flinter
Myles R. Itkin, and Overseas Shipholding Group, Inc.

Morris Weinberg, Jr. ZUCKERMAN SPAEDER LLP 101 East Kennedy Blvd. Suite 1200 Tampa, FL 33602 Tel: (813) 2210-1010 Fax: (813) 223-7961 sweinberg@zuckerman.com

Attorneys for Defendants Kathleen C. Haines,
James G. Dolphin, Steven T. Benz,
OSG America LLC, and OSG America, L.P.

/s/ JULIE PRAG VIANALE
 Julie Prag Vianale
E-Mail: jvianale@vianalelaw.com
Florida Bar No. 184977
Attorney for Plaintiff
 VIANALE & VIANALE LLP
2499 Glades Road, Suite 112
Boca Raton, Florida 33431
Telephone: (561) 392-4750

QuickLinks

FIRST AMENDED CLASS ACTION COMPLAINT
NATURE OF THE ACTION
JURISDICTION
PARTIES
THE INDIVIDUAL DEFENDANTS' FIDUCIARY DUTIES
CLASS REPRESENTATION ALLEGATIONS
SUBSTANTIVE ALLEGATIONS
COUNT I
CLAIM FOR BREACH OF FIDUCIARY DUTIES INCLUDING GOOD FAITH, LOYALTY, FAIR DEALING, AND DUE CARE
COUNT II
CLAIM FOR BREACH OF FIDUCIARY DUTY OF DISCLOSURE
COUNT III
CLAIM FOR COERCION AND AIDING AND ABETTING BREACHES OF FIDUCIARY DUTIES INCLUDING GOOD FAITH, LOYALTY, FAIR DEALING, AND DUE CARE
CERTIFICATE OF SERVICE